CAMPBELL ALTERNATIVE ASSET TRUST
                          MONTHLY REPORT - AUGUST 2008
                                   -----------

                     STATEMENT OF CHANGES IN NET ASSET VALUE
                     ---------------------------------------

Net Asset Value (22,316.191 units) at July 31, 2008               $  37,885,168
Additions of 86.558 units on August 31, 2008                            144,930
Redemptions of (2.000) units on August 31, 2008                          (3,349)
Offering Costs                                                          (28,112)
Net Income - August 2008                                               (491,236)
                                                                  -------------

Net Asset Value (22,400.749 units) at August 31, 2008             $  37,507,401
                                                                  =============

Net Asset Value per Unit at August 31, 2008                       $    1,674.38
                                                                  =============


                           STATEMENT OF INCOME (LOSS)
                           --------------------------

Income:
  Gains (losses) on futures contracts:
    Realized                                                      $     143,499
    Change in unrealized                                                 44,462

  Gains (losses) on forward and options on forward contracts:
    Realized                                                              1,364
    Change in unrealized                                               (624,308)
  Interest income                                                        47,952
                                                                  -------------

                                                                       (387,031)
                                                                  -------------

Expenses:
  Brokerage fee                                                          96,115
  Performance fee                                                             0
  Operating expenses                                                      8,090
                                                                  -------------

                                                                        104,205
                                                                  -------------

Net Income (Loss) - August 2008                                   $    (491,236)
                                                                  =============


                                 FUND STATISTICS
                                 ---------------

Net Asset Value per Unit on August 31, 2008                       $   1,674.38

Net Asset Value per Unit on July 31, 2008                         $   1,697.65

Unit Value Monthly Gain (Loss) %                                         (1.37)%

Fund 2008 calendar YTD Gain (Loss) %                                      4.41%

To the best of my knowledge and belief, the information contained herein is accurate and complete.


                                       /s/ Theresa D. Becks
                                       -----------------------------------------
                                       Theresa D. Becks, Chief Executive Officer
                                       Campbell & Company, Inc.
                                       Managing Owner
                                       Campbell Alternative Asset Trust

                                       Prepared without audit

Dear Investor,

Foreign Exchange losses edge out gains in Interest Rates....

The global economic environment in August was dominated by a stronger U.S. dollar and the energy complex falling out of favor.

The Fund experienced the majority of its losses for the month in Foreign Exchange trading as commodity-linked currencies fell in tandem with metal and energy markets. The U.S. Dollar Index posted unusually strong gains of nearly 6%, with other major currencies losing over 3%. Campbell's currency models reacted with agility, reversing their course and dampening further losses in this sector.

Small losses were recorded in commodity trading, despite the severity of the energy and metal complex downturn across the board. Natural gas led the way for the energy sector with a market price decline of 12.75%, while gold fell to its lowest level in eight months.

Gains in Interest Rates trading were largely driven by foreign central bank activity as they increased purchases of U.S. Treasuries, pushing prices higher for a third straight month.

Trading results in Equity Indices were relatively flat despite a positive finish in U.S. equity markets. European markets were mixed in seasonally low volume, while Asia was generally lower. The Japanese economy continued to show signs of deterioration, and Chinese markets persisted in their relentless plunge lower.

Sub-prime fallout continues to plague financial markets globally, the U.S. unemployment rate hit a four-year high, and the U.S. presidential election process is well under way. It should be an interesting fall.

Please do not hesitate to call if you have any questions.

Sincerely,

Terri Becks
President & CEO
Campbell & Company, Inc.
Managing Owner
Campbell Alternative Asset Trust